As filed with the Securities and Exchange Commission on September 1, 1998
                                                    Registration No. 333-57097
           --------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549
                      Post-Effective Amendment No. 2 to
                                   FORM S-4
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------

                            TRIANGLE BANCORP, INC.
            (Exact name of registrant as specified in its charter)

          North Carolina
          (State or other                  6022
          jurisdiction of            (Primary Standard                56-1764546
         incorporation or               Industrial              (I.R.S. Employer
           organization)         Classification Code No.)    Identification No.)
                            -------------------------

                             4300 Glenwood Avenue
                        Raleigh, North Carolina 27612
                                (919) 881-0455
    (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)
                          -------------------------

   ALEXANDER M. DONALDSON, ESQ.
  General Counsel and Senior Vice                    GEORGE W. MURPHY, JR., ESQ.
             President                                Muldoon, Murphy & Faucette
      Triangle Bancorp, Inc.                                 Fifth Floor
       4300 Glenwood Avenue                         5101 Wisconsin Avenue, N. W.
   Raleigh, North Carolina 27612                       Washington, D. C. 20016
          (919) 881-0455             with copy to:          (202) 362-0840


 Approximate date of commencement of the proposed sale of the securities to the public:
  As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   [ ]

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.
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                       CALCULATION OF REGISTRATION FEE

==================---------------------------------------------------------------------

Title of Each
Class of
Securities                           Proposed Maximum  Proposed Maximum    Amount of
to be             Amount to be       Offering Price    Aggregate           Registration
Registered        Registered(1)      Per Share         Offering Price(2)   Fee (3)
=======================================================================================

Common Stock       3,652,842 Shares  Not Applicable    $25,825,593         $7,618.55
=======================================================================================

      (1) This Post-Effective Amendment amends Registration Statement 333-57097 and related Registration Statement 333-61311 filed pursuant to Rule 462(b), and covers (i) the maximum number of shares of common stock of the Registrant which is expected to be issued in connection with the transaction and (ii) the maximum number of shares of common stock reserved for issuance under various option plans of United Federal Savings Bank, the obligations of which will be assumed by the Registrant upon consummation of the transaction but which may be issued prior to consummation of the transaction.
      (2) In accordance with Rule 457(f), the registration fee is based upon the book value as of May 31, 1998 ($7.07) of a share of the common stock of United Federal Savings Bank.
      (3) Previously paid.





                            TRIANGLE BANCORP, INC.

            Cross-Reference Sheet Pursuant to Item 501 of Regulation S-K

Item of Form S-4
Caption in Prospectus/Proxy Statement Supplement

PART I - INFORMATION REQUIRED IN THE PROSPECTUS


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


A. INFORMATION ABOUT THE TRANSACTION

    1.   Forepart of Registration Statement and
         Outside Front Cover Page of Prospectus     Facing Page of Registration
                                                    Statement; Cross-Reference
                                                    Sheet; Outside Front Cover Page
                                                    of Prospectus

    2.   Inside Front and Outside Back Cover
         Pages of Prospectus.................       Not applicable
    3.   Risk Factors, Ratio of Earnings to
         Fixed Charges and Other Information.       Not applicable

                                                    Additional Information
   4.    Terms of the Transaction............       Regarding the Merger; Appendix I

   5.    Pro Forma Financial Information.....       Not applicable


   6.    Material Contacts with the Company         Additional Information
         Being Acquired......................       Regarding the Merger

   7.    Additional   Information  Required  for
         Reoffering   by  Persons   and  Parties
         Deemed to be Underwriters...........       Not applicable

   8.    Interest of Named Experts and Counsel      Not applicable

   9.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities.........................       Not applicable

B. INFORMATION ABOUT THE REGISTRANT

   10.   Information   with   Respect   to   S-3
         Registrants.........................       Not applicable

   11.   Incorporation  of  Certain  Information
         by Reference........................       Not applicable

   12.   Information  with Respect to S-2 or S-3
         Registrants.........................       Not applicable

   13.   Incorporation  of  Certain  Information
         by Reference........................       Not applicable

   14.   Information with Respect to Registrants
         Other Than S-3 or S-2 Registrants....      Not applicable



C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

   15.   Information   with   Respect   to   S-3
         Companies...........................       Not applicable

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   16.   Information  with Respect to S-2 or S-3
         Companies...........................       Not applicable

   17.   Information  with  Respect to Companies
         Other than S-3 or S-2 Companies.....       Not Applicable


D. VOTING AND MANAGEMENT INFORMATION



   18.   Information  if  Proxies,  Consents  or
         Authorizations are to be Solicited..       Reconvened Special Meeting
                                                    of United Federal
                                                    Shareholders

   19.   Information if Proxies, Consents or Authorizations are not to be
         Solicited
         or in an Exchange Offer.............       Not applicable

                                       ii

                   [Letterhead of United Federal Savings Bank]

September 2, 1998

To the Shareholders of United Federal:

The Special Meeting of the Shareholders of United Federal to be held on Thursday, September 10, 1998, will be adjourned and reconvened at the Carleton House, 215 North Church Street, Rocky Mount, North Carolina at 2:00 p.m., local time, on Wednesday, September 16, 1998.

At the reconvened Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Reorganization and Merger, dated as of March 4, 1998 and amended as of August 7, 1998 and September 1, 1998 (the "Amended Agreement"), among United Federal, Triangle Bank and Triangle Bancorp, Inc. ("Triangle"). You should have already received a Proxy Statement/ Prospectus dated August 7, 1998. The attached Proxy Statement/ Prospectus Supplement describes the September Amendment, which fixes the exchange ratio in the proposed merger at 1.098 shares of Triangle Common Stock for each issued and outstanding share of United Federal Common Stock.

Enclosed are (i) the Proxy Statement/Prospectus Supplement, and (ii) a blue proxy card for the reconvened Special Meeting. Please read the Supplement together with the August 7 Proxy Statement/Prospectus carefully and consider thoughtfully the information set forth in them.

The Board of Directors has unanimously approved the Amended Agreement, believes that the Amended Agreement is in the best interest of United Federal and its shareholders, employees, depositors, customers, suppliers and communities, and unanimously recommends that you vote FOR approval of the Amended Agreement. The Carson Medlin Company, United Federal's financial advisor, has advised the United Federal Board of Directors that, in its opinion, as of September 1, 1998, the aggregate consideration provided for in the Amended Agreement is fair to United Federal's shareholders from a financial point of view.

Even if you have already voted, please vote again using the enclosed blue proxy card. Any white proxy card previously executed will not be used for the reconvened Special Meeting. Approval of the Amended Agreement requires the affirmative vote of two-thirds of the votes entitled to be cast. Thus, failure to vote will have the effect of a vote against the Amended Agreement. Accordingly, whether or not you plan to attend the Special Meeting, I urge you to complete, sign and return promptly the enclosed blue proxy card. Your broker cannot vote for you. You may vote at the Special Meeting, even if you previously have returned your proxy card. Your vote is of great importance. On behalf of the Board of Directors, I urge you to vote FOR approval of the Amended Agreement by marking the enclosed blue proxy card "FOR" Proposal 1.

                                          Sincerely,


                                          John A. Barker
                                          President and Chief Executive Officer

                            PROSPECTUS SUPPLEMENT

                            TRIANGLE BANCORP, INC.

                            Up to 3,652,842 Shares
                          Common Stock, No Par Value
                          -------------------------

                          PROXY STATEMENT SUPPLEMENT

                     For Special Meeting of Shareholders
                         United Federal Savings Bank
                    to be reconvened on September 16, 1998


      This Supplement to the Prospectus, dated August 7, 1998, of Triangle Bancorp, Inc. ("Triangle") relates to the shares of common stock of Triangle ("Triangle Stock"), that are issuable to the shareholders of United Federal Savings Bank ("United Federal") upon consummation of the proposed merger (the "Merger") pursuant to which each outstanding share of United Federal Common Stock ("United Federal Stock") will be converted into 1.098 shares (the "Exchange Rate") of Triangle Stock, subject to adjustment, pursuant to the terms of an Agreement and Plan of Reorganization and Merger, dated as of March 4, 1998 and amended as of August 7, 1998 and September 1, 1998, and the related Plan of Merger (collectively, the "Amended Agreement"), by and among Triangle, Triangle Bank and United Federal. A copy of the September Amendment, which eliminated (1) adjustments to the Exchange Rate based upon the market price of Triangle Stock,
(2) adjustments to the Exchange Rate based on United Federal's loan charge-offs, non-performing assets and loan loss reserve, and (3) the parties' ability to terminate the Amended Agreement based on the market price of Triangle Stock, is attached hereto as Appendix I.

      This Prospectus Supplement also serves as the United Federal Proxy Statement Supplement and is being furnished by United Federal in connection with the solicitation of proxies to be used at the United Federal Special Meeting of Shareholders to be reconvened on Wednesday, September 16, 1998.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION ("OTS"), ANY STATE SECURITIES COMMISSION, OR THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") NOR HAS THE COMMISSION, ANY STATE SECURITIES COMMISSION, THE OTS OR THE FDIC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      This Proxy Statement/Prospectus Supplement is dated September 1, 1998 and is being mailed to the shareholders of United Federal on or about September 3, 1998.

      No person is authorized to give any information or to make any representation other than those contained in the Proxy Statement/Prospectus dated August 7, 1998 as supplemented hereby, and, if given or made, such information or representation should not be relied upon as having been authorized by Triangle or United Federal. This Proxy Statement/Prospectus Supplement does not constitute an offer to sell, or a solicitation of an offer to purchase, in any jurisdiction in which such offer is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation. The information contained or incorporated by reference in this Proxy Statement/Prospectus Supplement regarding Triangle has been furnished by Triangle and the information contained or incorporated by reference in this Proxy Statement/Prospectus Supplement regarding United Federal has been furnished by United Federal. Neither the delivery of this Proxy Statement/Prospectus Supplement nor any distribution of the securities being offered hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Triangle or United Federal since the date of this Proxy Statement/Prospectus Supplement or the information contained herein or in the documents incorporated herein by reference is correct as of anytime subsequent to the date hereof.

      THE SHARES OF TRIANGLE STOCK BEING OFFERED TO UNITED FEDERAL'S SHAREHOLDERS ARE NOT DEPOSITS OF ANY BANK OR OTHER FINANCIAL INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                            ----------------------


      Defined terms used in the Proxy Statement/Prospectus Supplement shall have the same meaning as set forth in the Proxy Statement/Prospectus dated August 7, 1998.

          RECONVENED SPECIAL MEETING OF UNITED FEDERAL SHAREHOLDERS

     This Proxy Statement/Prospectus Supplement is being furnished to shareholders of record of United Federal Stock as of the close of business on July 27, 1998, in connection with the solicitation of proxies by the United Federal Board for use at the United Federal Special Meeting originally scheduled for September 10, 1998, which Special Meeting will be adjourned and reconvened on Wednesday, September 16, 1998, at 2:00 p.m., local time, at the Carleton House, 215 North Church Street, Rocky Mount, North Carolina, and at any adjournments thereof to consider and take action upon (1) a proposal to approve the Amended Agreement, and (2) such other business as may properly come before the United Federal Special Meeting. Each copy of this Proxy Statement/Prospectus Supplement being furnished to the holders of record of United Federal Stock is accompanied by a blue form of proxy for use at the United Federal Special Meeting.

      Any white proxy previously executed will not be used for the reconvened Special Meeting.

EVEN IF YOU ALREADY VOTED, PLEASE COMPLETE, DATE, AND SIGN THE ACCOMPANYING BLUE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Solicitation of Proxies

      Proxies may be solicited by the directors, officers and employees of United Federal by mail, in person or by telephone or telegraph. Such persons will receive no additional compensation for such services. In addition, United Federal has retained Corporate Investor Communications, Carlstadt, New Jersey, to solicit proxies for a fee of approximately $10,000, plus out-of-pocket expenses. United Federal may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of United Federal Stock held of record by such persons. Any such brokers, custodians, nominees, and fiduciaries will be reimbursed for the reasonable out-of-pocket expenses incurred by them for such services. Except under certain circumstances involving a wrongful breach or termination of the Agreement by Triangle, United Federal will pay all expenses of its solicitation of proxies and of holding the United Federal Special Meeting.


                 ADDITIONAL INFORMATION REGARDING THE MERGER

      This Proxy Statement/Prospectus Supplement updates certain portions of the August 7, 1998 Proxy Statement/Prospectus. In doing so, this Supplement describes certain of the important terms and conditions of Amendment No. 2, dated September 1, 1998 (the "September Amendment"), to the Agreement and Plan of Reorganization and Merger dated March 4, 1998, as amended as of August 7, 1998 (such Agreement, as amended August 7, 1998, the "Original Agreement"). This description does not purport to be complete and is qualified in its entirety by reference to the September Amendment and the updated United Federal Fairness Opinion, both of which are attached hereto as Appendices to this Proxy Statement/Prospectus Supplement. United Federal shareholders are urged to read these materials in their entirety and in conjunction with the August 7 Proxy Statement/Prospectus and the materials distributed with it.

TERMS OF THE MERGER

      EXCHANGE RATE. The Original Agreement provided for an Exchange Rate of 0.945, subject to adjustment based on, among other things, the Average Closing Price. Under the Original Agreement: if the Average Closing Price was between $25.51 and $28.00, the Exchange Rate would have decreased to provide a value of not more than $24.11 for each share of United Federal Stock; if the Average Closing Price was between $18.67 and $21.17, the Exchange Rate would have increased to provide a value of not less than $20.00 for each share of United Federal Stock; if the Average Closing Price was between $18.66 and $17.25, the Exchange Rate would have been 1.071; and if the Average Closing Price was less than $17.25, the Exchange Rate would have increased to provide a value of not less than $18.47 per share of United Federal Stock, provided that Triangle or United Federal could terminate the Agreement and abandon the Merger if the Average Closing Price was more than $28.00 or less than $16.82.

      As of August 28, 1998, the closing price of Triangle Stock was $15.6875 and the Average Closing Price was $17.622.

      In response to the significant decline in the market price of most publicly traded securities, including Triangle Stock, in late August 1998, United Federal and Triangle negotiated and signed the September Amendment. The September Amendment (a) fixes the Exchange Rate at 1.098, and (b) eliminates (1) adjustments to the Exchange Rate based upon the market price of Triangle Stock,
(2) adjustments to the Exchange Rate based on United Federal's loan charge-offs, non-performing assets and loan loss reserve, and (3) the parties' ability to terminate the Amended Agreement based on the market price of Triangle Stock.

      REQUIRED REGULATORY APPROVALS. The Merger and the transactions contemplated by the Agreement are contingent upon receipt of the following approvals:

      Federal Reserve. The Merger is subject to the approval of the Federal Reserve under the Bank Merger Act, which prohibits the merger or consolidation of any bank holding company or Federal Reserve member bank with any other bank holding company or depository institution without Federal Reserve approval. The Federal Reserve approved Triangle's application in June 1998. The amended price structure contained in the September Amendment was filed by Triangle with the Federal Reserve on August 31, 1998 and Triangle has no reason to believe that the Federal Reserve will revoke its approval.

      North Carolina Commissioner of Banks. Because Triangle is a North Carolina-chartered commercial bank, the merger of United Federal into Triangle Bank is subject to the approval of the Commissioner. North Carolina law prohibits the merger or consolidation of any state bank with any other depository institution without the approval of the Commissioner. In July 1988, the Commissioner approved, and the North Carolina Banking Commission ratified, Triangle's application. The amended price structure contained in the September Amendment was filed by Triangle with the Commissioner on August 31, 1998 and Triangle has no reason to believe that the Commissioner will revoke his approval.

      TERMINATION OF THE AMENDED AGREEMENT. The Amended Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval by United Federal's shareholders, upon the mutual agreement of Triangle and United Federal, and may be terminated by either Triangle or United Federal if, among other things: (i) the Average Closing Price of Triangle Stock is greater than $28.00 (for the 20 trading days ending August 28, 1998, the Average Closing Price of Triangle Stock was $17.622); (ii) the other party shall have violated or failed to perform fully any of its obligations, covenants or agreements in any material respect; (iii) any of the other party's representations or warranties shall have been false or misleading in any material respect when made, or if there has occurred any event or development or there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading; (iv) United Federal's shareholders fail to ratify and approve the Amended Agreement; or (v) any condition to the obligations of the terminating party is not satisfied or effectively waived, or the Merger has not become effective by December 31, 1998 (or such later date as shall be mutually agreeable to Triangle and United Federal).

ADDITIONAL BACKGROUND OF AND REASONS FOR THE MERGER

      BACKGROUND

      The market price of most publicly traded securities declined significantly, as did the price of Triangle Stock, in late August 1998. On August 28, 1998, the closing price of Triangle Stock was $15.6875. If the price of Triangle Stock were to remain at that level for an extended period of time before the Merger, the Average Closing Price could be less than $16.82, which would be grounds for termination of the Original Agreement. As a result, on August 28, 1998, management of Triangle proposed a revised pricing structure to management of United Federal. Negotiations continued through September 1, 1998, on which date the United Federal Board, in consultation with Carson Medlin, approved the September Amendment.

      REASONS FOR THE MERGER

      United Federal. In reaching its determination that the Amended Agreement is in the best interests of United Federal's shareholders, United Federal's Board considered a number of factors. Following is a summary of the material factors considered by United Federal's Board:

      (i) The familiarity of United Federal's Board with United Federal's business, operations, financial condition, earnings and prospects;

      (ii) The current and prospective economic and competitive environment facing United Federal and the range of possible values available to United Federal's shareholders in light of the recent stock market decline, including the timing and likelihood of actually receiving those values;

      (iii) The financial presentation of Carson Medlin, United Federal's independent financial advisor, and the opinion of Carson Medlin that, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to the shareholders of United Federal;

      (iv) The business, operations, financial condition, earnings and prospects of Triangle;

      (v) The fact that consummation of the Merger is not conditioned upon Triangle obtaining the financing for its acquisition of United Federal;

      (vi) The Board's evaluation of the risks to consummation of the Merger, including the risks associated with obtaining all necessary regulatory approvals without the imposition of terms or conditions which could be materially burdensome to Triangle;

      (vii) The terms of the Amended Agreement and the Option Agreement executed in connection with it; and

      (viii)The nature and quality of the consideration to be received in the Merger permitting shareholders to defer any tax liability associated with the increase in value of their stock and permitting shareholders to become shareholders of Triangle, an institution with strong operations, management and earnings and a liquid stock.

      Because of the wide variety of factors considered in connection with its evaluation of the Merger, United Federal's Board did not find it practical to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

RECOMMENDATION OF THE UNITED FEDERAL BOARD OF DIRECTORS

      FOR THE REASONS DESCRIBED ABOVE, THE UNITED FEDERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF UNITED FEDERAL VOTE FOR APPROVAL OF THE AMENDED AGREEMENT.

UPDATED OPINION OF UNITED FEDERAL'S FINANCIAL ADVISOR

      Pursuant to an engagement letter dated December 30, 1997, and amended on August 28, 1998, United Federal retained Carson Medlin to serve as its financial advisor with respect to a proposed transaction which would lead to the merger of United Federal into or the purchase of substantially all of the stock or assets of United Federal by one of certain potential acquiring financial institutions. As part of its engagement, Carson Medlin agreed to render its opinion as to the fairness, from a financial point of view, of the terms of such a transaction to United Federal's unaffiliated shareholders. Carson Medlin is a National Association of Securities Dealers, Inc. member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities, including mergers and acquisitions. Carson Medlin will receive $95,000 for its services. United Federal also has agreed to reimburse Carson Medlin for its out-of-pocket expenses incurred in connection with the activities contemplated by its engagement, regardless of whether the Merger is consummated. United Federal has further agreed to indemnify Carson Medlin against certain liabilities, including certain liabilities under federal securities laws. The payment of the above fees is not contingent upon Carson Medlin rendering a favorable opinion with respect to the Merger.

      Carson Medlin rendered its verbal opinion to United Federal on March 4, 1998 that the aggregate consideration to be received in the Merger is fair to United Federal's unaffiliated shareholders from a financial point of view. After execution of the August 7, 1998 amendment to the Agreement, Carson Medlin confirmed such opinion in writing as of August 7, 1998. After the execution of the September Amendment, Carson Medlin reviewed the terms of the transaction and delivered its written opinion to the Board that the terms of the transaction, based on the revised Exchange Rate, are fair as of September 1, 1998. The full text of Carson Medlin's written opinion dated August 7, 1998, was attached as Appendix II to the Proxy Statement/Prospectus dated August 7, 1998, and the full text of Carson Medlin's written opinion dated September 1, 1998 is attached as Appendix II to this Proxy Statement/Prospectus Supplement and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualifications of and limitations on the review undertaken by Carson Medlin in connection therewith. Carson Medlin's opinion does not constitute a recommendation to any United Federal shareholder as to how such shareholder should vote on the Agreement and the Merger or as to any other matter. The summary of the opinion of Carson Medlin set forth in this Proxy Statement/Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion attached hereto as Appendix II.

      Carson Medlin has relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purpose of rendering its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of United Federal or Triangle, nor was it furnished with any such appraisals. Carson Medlin assumed that the financial forecasts reviewed by it have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of United Federal and Triangle, and that such projected financial results will be realized in the amounts and at the times contemplated thereby.

      Carson Medlin is not expert in the evaluation of loan portfolios, underperforming or nonperforming assets, net charge-offs of such assets or the adequacy of allowances for losses with respect thereto; has not reviewed any individual credit files; and has assumed that the loan loss allowances for each of United Federal and Triangle are in the aggregate adequate to cover such losses. Carson Medlin is not expert in bank operations and has not examined the data processing or other systems of either United Federal or Triangle with respect to their readiness to satisfy requirements specific to the year 2000 or to similar issues. Carson Medlin assumed that the Merger will be recorded as a pooling-of-interests under generally accepted accounting principles. Carson Medlin's opinion is necessarily based on economic, market and other conditions as in effect on the date of its analysis, and on information made available to it dated as of various earlier dates.

      In connection with rendering its opinion, Carson Medlin performed a variety of financial analyses. The preparation of a financial fairness opinion of this nature involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete view of the analyses and the process underlying Carson Medlin's opinion. In its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of United Federal and Triangle and which may not be realized. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. None of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other.

      In connection with rendering its opinion dated September 1, 1998, Carson Medlin reviewed: (i) the Amended Agreement; (ii) the annual reports to shareholders of United Federal, including audited financial statements for the five years ended December 31, 1997; (iii) the Proxy Statement of United Federal dated April 10, 1998 for the annual meeting of shareholders held on May 28, 1998; (iv) the annual report on Form 10-K of United Federal for the year ended December 31, 1997; (v) the quarterly reports on Form 10-Q of United Federal for the quarters ended March 31 and June 30, 1998; (vi) the Thrift Financial Report of United Federal as of March 31, 1998; (vii) the Uniform Thrift Performance Report for United Federal as of December 31, 1997; (viii) the annual reports to shareholders of Triangle, including audited financial statements for the five years ended December 31, 1997; (ix) the annual report on Form 10-K of Triangle for the year ended December 31, 1997; (x) the Proxy Statement of Triangle dated March 20, 1998 for the annual meeting of shareholders held on April 28, 1998;
(xi) the quarterly reports on Form 10-Q of Triangle for the quarters ended March 31 and June 30, 1998; (xii) the Consolidated Report of Condition and Income of Triangle Bank as of March 31, 1998; (xiii) the Uniform Bank Performance Report for Triangle Bank as of December 31, 1997; (xiv) a copy of the Proxy Statement/Prospectus prepared for the special meeting of the shareholders of Guaranty State Bancorp to consider the merger with Triangle; (xv) the consolidated financial statements of Guaranty State Bancorp, including audited financial statements for the year ended December 31, 1996; (xvi) the annual report on Form 10-K of Guaranty State Bancorp for the year ended December 31, 1997; (xvii) unaudited interim financial statements of Guaranty State Bancorp as of March 31, 1998; (xviii) the Uniform Bank Performance Report for Guaranty State Bank as of December 31, 1997; (xix) the Proxy Statement/Prospectus dated August 7, 1998 and a preliminary copy of this Proxy Statement/Prospectus Supplement; and (xx) certain other financial and operating information with respect to the business, operations and prospects of United Federal and Triangle.

      Carson Medlin also (i) held discussions with members of the senior management of United Federal and Triangle; (ii) reviewed the historical market prices and trading activity for the common stocks of United Federal and Triangle and compared them with those of certain publicly traded companies which it deemed to be relevant; (iii) compared the results of operations of United Federal and Triangle with those of certain publicly traded companies which it deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking and thrift organizations; (v) analyzed the pro forma financial impact of the Merger on Triangle; and (vi) conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

      The following is a summary of the principal analyses performed by Carson Medlin in connection with its opinion.

      SUMMARY OF TRANSACTION CONSIDERATION. Carson Medlin reviewed the terms of the Merger, including the Exchange Rate and the aggregate transaction value. Carson Medlin reviewed the implied value of the consideration offered based upon the closing price of Triangle Stock on August 27, 1998 which was $17.50 per share of United Federal Stock, or a total transaction value of approximately $58.2 million (including outstanding options to purchase United Federal Stock). Carson Medlin calculated that the value of the consideration to United Federal shareholders, based on the closing price of Triangle Stock on August 27, 1998, represented 249% of United Federal's stated book value at June 30, 1998, 32.3 times United Federal's diluted earnings per share for the year ended December 31, 1997, and 33.3 times United Federal's diluted earnings per share for the trailing 12 months ended June 30, 1998. Carson Medlin calculated that the total transaction value (including options to purchase United Federal Stock) represented a 15.9% premium on United Federal's June 30, 1998 core deposits (defined as the aggregate transaction value minus stated book value, as a percentage of core deposits) and 19.3% of the total assets of United Federal at June 30, 1998.

      COMPARABLE TRANSACTION ANALYSIS. Carson Medlin reviewed certain information relating to 15 selected southeastern thrift mergers announced in 1997 in which the acquired institutions had total assets of from $53 million to $2.8 billion (the "Comparable Transactions"). The Comparable Transactions are (acquiree/acquiror): Lowcountry Savings Bank, Inc./Carolina First Corporation; Anchor Savings Bank, FSB/P.C.B. Bancorp, Inc.; American Federal Bank, FSB/CCB Financial Corporation; F.F.O. Financial Group, Inc./Republic Bancshares, Inc.; Seaboard Savings Bank, FSB/1st United Bancorp; Virginia First Financial Corporation/BB&T Corporation; GF Bancshares, Inc./Regions Financial Corporation; Home Savings Bank of Siler City, Inc., SSB/FNB Corp.; Investors Savings Bank of South Carolina, Inc./First Financial Holdings, Inc.; ASB Bank Shares, Inc./Colonial BancGroup, Inc.; First Southeast Financial Corporation/Carolina First Corporation; Consumers Bancorp, Inc./BankUnited Financial Corp; Palfed, Inc./Regions Financial Corporation; Life Bancorp, Inc./BB&T Corporation; and FFVA Financial Corp./One Valley Bancorp., Inc. Carson Medlin considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices to the then recently reported annual earnings, stated book values, total assets and core deposits.

      Carson Medlin calculated a range of acquisition prices as a percentage of stated book value for the Comparable Transactions from a low of 136% to a high of 306%, with a mean of 200%. These transactions indicated a range of values for each share of United Federal Stock from $9.70 per share to $21.82 per share, with a mean of $14.26 per share (based on United Federal's stated book value of $7.13 per share at June 30, 1998). The value of the transaction, $17.50 per share of United Federal Stock (based on the price of Triangle Stock on August 27, 1998), is above the mean for the Comparable Transactions.

      Carson Medlin calculated a range of purchase prices as a multiple of earnings for the Comparable Transactions (excluding those transactions involving acquired thrifts with returns on assets of less than 0.50%) from a low of 13.5 times to a high of 34.1 times, with a mean of 22.5 times. These transactions indicated a range of values for each share of United Federal Stock from $7.56 per share to $19.10 per share, with a mean of $12.60 per share (based on United Federal's diluted earnings per common share for the 12 months ended June 30, 1998 of $0.56). The value of the transaction is an indicated $17.50 per share of United Federal Stock, which is above the mean for the Comparable Transactions.

      Carson Medlin calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 4.9% to a high of 35.2%, with a mean of 14.5%. The premium on United Federal's core deposits implied by the terms of the Agreement is 15.9%, which is above the mean for the Comparable Transactions.

      Finally, Carson Medlin calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 10.4% to a high of 36.0%, with a mean of 19.2%. The aggregate consideration as a percentage of total assets implied by the terms of the Agreement is approximately 19.3%, which is slightly above the mean for the Comparable Transactions.

      Industry Comparative Analysis. In connection with rendering its opinion, Carson Medlin compared selected operating results of United Federal to those of 15 publicly-traded thrifts in Alabama, Florida, Georgia, North Carolina, South Carolina and Virginia (the "STR Institutions") as contained in the Southeastern Thrift Review(TM), a proprietary research publication prepared by Carson Medlin quarterly since 1994. The STR Institutions range in asset size from approximately $137 million to $1.8 billion and in shareholders' equity from approximately $17 million to $116 million. Carson Medlin considers this group of financial institutions to be generally comparable to United Federal. Carson Medlin compared, among other factors, the profitability, capitalization, and asset quality of United Federal to those of the STR Institutions. Carson Medlin noted that for the quarter ended December 31, 1997: (i) United Federal had a return on average assets (ROA) of 0.64% compared to 0.78% on average for the STR Institutions; (ii) United Federal had a return on average equity (ROE) of 8.7% compared to 8.6% on average for the STR Institutions; (iii) United Federal had common equity to total assets of 7.2% compared to 9.5% on average for the STR Institutions; and (iv) United Federal's non-performing assets ratio (defined as loans 90 days past due, nonaccrual loans and other real estate to total loans and other real estate) was 0.63% compared to 0.74% on average for the STR Institutions.

      Carson Medlin also compared selected operating results of Triangle to those of 50 publicly-traded community commercial banks in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Virginia and West Virginia (the "SIBR Banks") as contained in the Southeastern Independent Bank Review(TM), a proprietary research publication prepared by Carson Medlin quarterly since 1991. The SIBR Banks range in asset size from approximately $124.5 million to $2.5 billion and in shareholders' equity from approximately $13 million to $248 million. Carson Medlin considers this group of financial institutions to be generally comparable to Triangle. Carson Medlin compared, among other factors, the profitability, capitalization, and asset quality of Triangle to those of the SIBR Banks. Carson Medlin noted that for the year ended December 31, 1997: (i) Triangle had a return on average assets (ROA) of 1.20% compared to 1.25% on average for the SIBR Banks; (ii) Triangle had a return on average equity (ROE) of 14.5% compared to 12.5% on average for the SIBR Banks; (iii) Triangle had common equity to total assets of 7.42% compared to 9.93% on average for the SIBR Banks; and (iv) Triangle's non-performing assets ratio (defined as loans 90 days past due, nonaccrual loans and other real estate to total loans and other real estate) was 0.67% compared to 0.92% on average for the SIBR Banks.

      No company or transaction used in the preceding Industry Comparative or Comparable Transaction Analyses is identical to United Federal, Triangle or the Merger. Accordingly, evaluating the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of United Federal, Triangle and other factors that could affect the value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable industry or transaction data.

      CONTRIBUTION ANALYSIS. Carson Medlin reviewed the relative contributions in terms of various balance sheet items, net income and market capitalization to be made by United Federal and Triangle (pro forma adjusted for Triangle's merger with Guaranty State Bancorp) to the combined institution based on (i) balance sheet data at June 30, 1998, (ii) income statement data for the year ended December 31, 1997, and (iii) projected 1998 net income excluding expenses related to the Merger and related cost savings. The income statement and balance sheet components analyzed included total assets, loans (net of unearned income and the allowance for loan and lease losses), total deposits, shareholders' equity, core income (defined as income before taxes, nonrecurring gains and expenses and amortization of core deposit intangibles and goodwill), and net income. This analysis showed that, while United Federal's shareholders and optionholders would own approximately 13.6% of the aggregate outstanding shares and options of the combined institution based on the Exchange Rate of 1.098, United Federal is contributing 15.3% of total assets, 19.5% of total net loans (net of unearned income and the allowance for loan and lease losses), 16.6% of total deposits, 14.7% of shareholders' equity, 9.7% of 1997 core income, 9.2% of 1997 net income, and 9.3% of projected 1998 net income excluding expenses related to the Merger and related cost savings. For some of the financial components, United Federal is contributing a higher proportion than the percentage of ownership that United Federal's shareholders and optionholders are receiving in the Merger; for other components, United Federal is contributing less than its shareholders and optionholders are receiving.

      PRESENT VALUE ANALYSIS. Carson Medlin calculated the present value of United Federal Stock assuming that United Federal remains an independent institution. For purposes of this analysis, Carson Medlin utilized certain projections of United Federal's future earnings through the year 2002. The analysis assumes that United Federal would continue to pay a dividend and that in 1998 and each year thereafter the dividend would be approximately equal to 36% of projected net income and that United Federal would be acquired at the end of 2002 at a purchase price of 260% of projected book value (adjusted for the exercise in the fifth year of all currently outstanding options). The present value of the annual dividends plus the merger consideration at the end of 2002 was then calculated using discount rates of 13% through 15% per annum. These discount rates were selected to reflect the rates that investors in securities such as United Federal Stock might be expected to require in order to be competitive with alternative investments with similar characteristics. On the basis of these assumptions, Carson Medlin calculated that the present value to the shareholders of United Federal Stock ranged from $13.06 to $14.26 per share. The consideration implied by the terms of the Agreement is $17.50 per share (based on the closing price of Triangle Stock on August 27, 1998) which is above the high end of the range of the calculated present values were United Federal to remain independent through 2002. Carson Medlin considered the present value analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

      STOCK TRADING HISTORY. Carson Medlin reviewed and analyzed the historical trading prices and volumes for Triangle Stock from December 1994 to August 1998. Carson Medlin also compared performance of Triangle Stock to the Dow Jones Southeastern U.S. Banks Index and the Dow Jones Equity Market Index and reviewed the trading history of Triangle Stock and compared it to the trading history of the SIBR Banks over the previous 12 months.

      For the two-year period ended August 28, 1998, the annual return for Triangle Stock (all cash distributions and dividends reinvested on the ex-dividend date) was approximately 32% compared to 31% for the Dow Jones Southeastern U.S. Banks Index and 26% for the Dow Jones Equity Market Index. For the one-year period ended August 28, 1998, the annual return for Triangle Stock (all cash distributions and dividends reinvested on the ex-dividend date) was approximately 3% compared to 9% for the Dow Jones Southeastern U.S. Banks Index and 14% for the Dow Jones Equity Market Index.

      For the four quarters ended June 30, 1998, the ratio of stock price to trailing 12 months earnings per share (at quarter end) for the SIBR Banks was: a low of 15.9 times, a high of 19.9 times, and a mean of 18.1 times. For the same periods, Triangle's price to earnings ratio ranged from a low of 24.0 times to a high of 27.3 times with a mean of 25.2 times. Triangle Stock has traded on average at a higher price to earnings ratio than the SIBR Banks.

      For the four quarters ended June 30, 1998, the stock price as a percentage of book value (at quarter end) for the SIBR Banks was: a low of 229%, a high of 268%, and a mean of 253%. For the same periods, Triangle's price to book ratio ranged from a low of 331% to a high of

393% with a mean of 351%. Triangle Stock has traded on average at a higher price to book value ratio compared to the SIBR Banks.

      Carson Medlin also examined the recent trading volume in Triangle Stock, which began trading on the New York Stock Exchange on December 31, 1997. Before that time Triangle Stock traded on the Nasdaq National Market System. Carson Medlin considers Triangle Stock to be liquid and marketable.

      Carson Medlin also examined recent trading prices and volumes of United Federal Stock, which trades on the Nasdaq Small-Cap Market. Carson Medlin considered, but assigned little weight to, the market price of United Federal Stock in its analysis.

      SHAREHOLDER CLAIMS ANALYSIS. Carson Medlin compared the ownership of one share of United Federal Stock to the ownership of the number of shares of Triangle Stock indicated by the Exchange Rate, from the perspective of claims on various balance sheet and income statement variables. For the purpose of this analysis Triangle's financial results were adjusted pro forma for Triangle's merger with Guaranty State Bancorp. Carson Medlin found that as a result of the Merger United Federal's shareholders would have a claim to $0.97 of estimated pro forma 1998 diluted earnings per share versus $0.67 without. United Federal's shareholders and optionholders would have had a claim to $269.5 million in June 30, 1998 total assets compared to $301.9 million without the Merger. United Federal's shareholders would have had a claim to $6.98 in June 30, 1998 pro forma book value per share, adjusted pro forma for the exercise of all options, compared to $7.19 before the Merger. Furthermore, United Federal's shareholders would be expected, assuming the continuation of Triangle's recently declared cash dividend rate, to receive cash dividends at the annual rate of $0.57 per United Federal share after the Merger versus $0.24 per share prior to the Merger. Based on the Exchange Rate and the price of Triangle Stock on August 27, 1998, United Federal's shareholders would receive Triangle Stock with a value of $17.50 per United Federal share compared to a price of $11.50 per share which was the price at which shares of United Federal traded in early December 1997, prior to announcement of an agreement to merge with Triangle.

      OTHER ANALYSES. Carson Medlin also reviewed selected investment research reports on and earnings estimates for Triangle. In addition, Carson Medlin performed a dilution analysis and such other analyses and comparisons that it deemed appropriate.

      The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed. Carson Medlin confirmed the appropriateness of its reliance on the analyses used to render its opinion dated September 1, 1998 by performing procedures to update certain of such analyses and by reviewing assumptions on which such analyses were based and the factors considered in connection therewith. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of United Federal or Triangle could materially affect the assumptions used in preparing the opinion.

                                OTHER MATTERS

      As of the date of this Proxy Statement/Prospectus Supplement, the Board of Directors of United Federal did not know of any matters that will be presented for consideration at the United Federal Special Meeting other than as described in the Proxy Statement/Prospectus dated August 7, 1998, as supplemented hereby. However, if any other proper matters shall come before the United Federal Special Meeting or any adjournment thereof and be voted upon, the enclosed blue proxy will be deemed to confer discretionary authority to the individuals named as proxies therein to vote the shares represented by such proxy as to any such matters.

                                  APPENDIX I

                               AMENDMENT NO. 2,
                         DATED SEPTEMBER 1, 1998, TO
               AGREEMENT AND PLAN OF REORGANIZATION AND MERGER
                             DATED MARCH 4, 1998,
                         AMENDED AS OF AUGUST 7, 1998

                              AMENDMENT NO. 2 TO
               AGREEMENT AND PLAN OF REORGANIZATION AND MERGER
                                 By and Among
                         UNITED FEDERAL SAVINGS BANK,
                                 TRIANGLE BANK
                                      and
                            TRIANGLE BANCORP, INC.

            THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (hereinafter called "Agreement") entered into as of 1st day of September, 1998, by and among UNITED FEDERAL SAVINGS BANK ("United
Federal"), TRIANGLE BANK ("Triangle") and TRIANGLE BANCORP, INC. (the "Holding Company").

            WHEREAS, United Federal, Triangle and the Holding Company are parties to an Agreement and Plan of Reorganization and Merger dated March 4, 1998 and amended as of August 7, 1998 (the "Merger Agreement), pursuant to which United Federal will merge with Triangle Bank (the "Merger"); and,

            WHEREAS, to ensure the completion of the Merger despite continued fluctuations in the price of the Holding Company's common stock ("Triangle Stock"), the parties wish to amend the price structure contained in the Merger Agreement.

            NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, covenants and promises herein contained, and subject to the terms and conditions hereof, the Holding Company, Triangle and United Federal hereby adopt and make this Agreement and mutually agree as follows:

1. Section 1.05.a. of the Merger Agreement is deleted and replaced in its entirety as follows:

      "At the Effective Time, all rights of United Federal's shareholders with respect to all then outstanding shares of United Federal's common stock ($0.01 par value) ("United Federal Stock") shall cease to exist, and, as consideration for and to effectuate the Merger (and except as otherwise provided below) each such outstanding share of United Federal Stock (other than any shares held by the Holding Company) shall be converted, without any action on the part of the holder of such share, the Holding Company, Triangle or United Federal, into
1.098 (the "Exchange Rate") newly issued shares of the Holding Company's no par value common stock ("Triangle Stock").

            In the event the Holding Company enters into a binding written agreement to be acquired by a third party which causes the average closing price of Triangle Stock for the twenty (20) trading days preceding a date three (3) days before the Effective Time to exceed $28.00, the Exchange Rate shall be adjusted to yield a per share dollar value to a holder of United Federal Stock of not more than $24.11.

            At the Effective Time, and without any action by United Federal, Triangle, the Holding Company or any holder thereof, United Federal's stock transfer books shall be closed as to holders of United Federal Stock immediately prior to the Effective Time and, thereafter, no transfer of United Federal Stock by any such holder may be made or registered; and the holders of shares of United Federal Stock shall cease to be, and shall have no further rights as, shareholders of United Federal other than as provided herein. Following the Effective Time, certificates representing shares of United Federal Stock outstanding at the Effective Time (herein sometimes referred to as "Old Certificates") shall evidence only the right of the registered holder thereof to receive, and may be exchanged for, certificates for the number of whole shares of the Triangle Stock to which such holders shall have become entitled on the basis set forth above, plus cash for any fractional share interests as provided herein."

2. Section 8.02.a(iv) is amended by deleting the reference to Paragraph 1.05.1., and Section 8.02.b(iv) is deleted in its entirety.

3. In the event the Exchange Rate provides a value of less than $20.00 per share of United Federal Stock, Triangle agrees that as soon as practicable following the Effective Time, one member of United Federal's Board of Directors, to be selected by the Holding Company, will be appointed to the Board of Directors of the Holding Company for a term of two years ending with the Holding Company's 2000 Annual Meeting of Shareholders. For such service, this individual will be paid in accordance with the Holding Company's normal polices.

4. All other terms of the Merger Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, United Federal, Triangle and the Holding Company each has caused this Agreement to be executed in its name by its duly authorized officers as of the date first above written.
                                    TRIANGLE BANCORP, INC.



                                    By:   /s/ Michael S. Patterson
                                          --------------------------------
                                          Michael S. Patterson
                                          President and Chief Executive Officer
ATTEST:

/s/ Susan C. Gilbert
----------------------
Susan C. Gilbert, Secretary


Corporate Seal]


                                  TRIANGLE BANK

                                    By:   /s/ Michael S. Patterson
                                          -------------------------------
                                          Michael S. Patterson
                                          President and Chief Executive Officer
ATTEST:

/s/ Susan C. Gilbert
----------------------
Susan C. Gilbert, Secretary


[Corporate Seal]
                                          UNITED FEDERAL SAVINGS BANK


                                          By:   /s/ John A. Barker
                                                --------------------------
                                                John A. Barker
                                                President and Chief Executive
                                                Officer
ATTEST:

/s/ Paula V. Walker
-----------------------
Paula V. Walker, Assistant Secretary


[Corporate Seal]

                                 APPENDIX II


            UPDATED FAIRNESS OPINION OF THE CARSON MEDLIN COMPANY
                           DATED SEPTEMBER 1, 1998

                                                                    APPENDIX II

September 1, 1998

Board of Directors
United Federal Savings Bank
116 South Franklin Street
Rocky Mount, NC   27802-1120

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the aggregate consideration to be received by the unaffiliated shareholders of United Federal Savings Bank ("United Federal") under the terms of a certain proposed Agreement and Plan of Reorganization and Merger dated as of March 4, 1998, amended as of August 7, 1998 and as of September 1, 1998 (the "Agreement") by and between United Federal and Triangle, Bancorp, Inc. ("Triangle") pursuant to which United Federal will merge with and into Triangle (the "Merger"). Under the terms of the Agreement, each of the outstanding shares of United Federal common stock shall be converted into the right to receive
1.098 shares of Triangle common stock (the "Exchange Rate"). The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

The Carson Medlin Company is a National Association of Securities Dealers, Inc.
(NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks and thrifts regarding their financial and stock price performance. We are familiar with the commercial banking and thrift industry in North Carolina and the Southeast and the major commercial banks and thrifts operating in that market. We have been retained by United Federal in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of United Federal and Triangle. We have reviewed:
(i) the Agreement; (ii) the annual reports to shareholders of United Federal, including audited financial statements for the five years ended December 31, 1997; (iii) the Proxy Statement of United Federal dated April 10, 1998 for the annual meeting of shareholders held on May 28, 1998; (iv) the annual report on Form 10-K of United Federal for the year ended December 31, 1997; (v) the quarterly reports on Form 10-Q of United Federal for the quarters ended March 31, 1998 and June 30, 1998; (vi) the Thrift Financial Report of United Federal as of March 31, 1998; (vii) the Uniform Thrift Performance Report for United Federal as of December 31, 1997; (viii) the annual reports to shareholders of Triangle, including audited financial statements for the five years ended December 31, 1997; (ix) the annual report on Form 10-K of Triangle for the year ended December 31, 1997; (x) the Proxy Statement of Triangle dated March 20, 1998 for the annual meeting of shareholders held on April 28, 1998; (xi) the quarterly reports on

Board of Directors
United Federal Savings Bank
September 1, 1998
Page 2

Form 10-Q of Triangle for the quarters ended March 31, 1998 and June 30, 1998;
(xii) the Consolidated Report of Condition and Income of Triangle Bank as of March 31, 1998; (xiii) the Uniform Bank Performance Report for Triangle Bank as of December 31, 1997; (xiv) a copy of the Proxy Statement/Prospectus prepared for the special meeting of the shareholders of Guaranty State Bancorp to consider the merger with Triangle; (xv) the consolidated financial statements of Guaranty State Bancorp, including audited financial statements for the year ended December 31, 1996; (xvi) the annual report on Form 10-K of Guaranty State Bancorp for the year ended December 31, 1997; (xvii) unaudited interim financial statements of Guaranty State Bancorp as of March 31, 1998; (xviii) the Uniform Bank Performance Report for Guaranty State Bank as of December 31, 1997; (xix) the Proxy Statement/Prospectus dated August 7, 1998 and a preliminary copy of the Proxy Statement/Prospectus Supplement dated September 1, 1998; and (xx) certain other financial and operating information with respect to the business, operations and prospects of United Federal and Triangle. We also: (i) held discussions with members of the senior management of United Federal and Triangle regarding their respective historical and current business operations, financial condition and future prospects; (ii) reviewed the historical market prices and trading activity for the common stocks of United Federal and Triangle and compared them with those of certain publicly traded companies which we deemed to be relevant; (iii) compared the results of operations of United Federal and Triangle with those of certain banking and thrift companies which we deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking and thrift organizations; (v) analyzed the pro forma financial impact of the Merger on Triangle; and (vi) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of United Federal or Triangle. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Based upon the foregoing, it is our opinion that the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the unaffiliated shareholders of United Federal Savings Bank.

Very truly yours,

THE CARSON MEDLIN COMPANY

               PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   The following exhibits and financial statement schedules are filed as part of this Registration Statement.

(a)  Exhibits

Exhibit No.
pursuant to
Item 601 of
Regulation S-K       Description of Exhibit

2(a)           Agreement and Plan of Reorganization and Merger among United
                     Federal Savings Bank, Triangle Bancorp, Inc. and Triangle Bank dated March 4, 1998, and amended August 7, 1998, (included as and incorporated by reference from Appendix I to the Proxy Statement/Prospectus dated August 7, 1998 and filed as a part of the Registration Statement)

2(b)           Amendment No. 2, dated September 1, 1998, to Agreement and
                     Plan of of Reorganization and Merger among United Federal Savings Bank, Triangle Bancorp, Inc. and Triangle Bank dated March 4, 1998, and amended August 7, 1998 (included as and incorporated by reference from Appendix I to the Proxy Statement/Prospectus Supplement dated September 1, 1998 filed as a part of the Registration Statement)

3(a)*          Articles of Amendment to Articles of  Incorporation of Triangle
                     Bancorp, Inc. effective as of May 6, 1998

3(b) Bylaws of Triangle Bancorp, Inc., amended as of September 17, 1997 (incorporated by reference from Exhibit 3(a) of Registrant's Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission on March 27, 1998)

4*             Agreement of Triangle Bancorp, Inc. to furnish a copy of the
                     Junior Subordinated Indenture between Triangle Bancorp, Inc. and Bankers Trust Company (as Trustee) dated as of December 3, 1997

5*             Opinion of Alexander M. Donaldson, Esq., Senior Vice President
                     and General Counsel of Triangle Bancorp, Inc., as to the legality of the securities to be registered

8*             Opinion of PricewaterhouseCoopers LLP as to tax matters

10(a)          Triangle Bancorp, Inc. 1988 Incentive Stock Option Plan, as
                     amended on August 19, 1997 and November 18, 1997 (incorporated by reference from Exhibit 10(a) to the Registrant's Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission on March 27, 1998)

10(b)          Triangle Bancorp, Inc. 1988 Non-Qualified Stock Option Plan,
                     as amended on August 19, 1997 and November 18, 1997 (incorporated by reference from Exhibit 10(b) to the Registrant's Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission on March 27, 1998)

10(c) Triangle Bancorp, Inc. 1998 Omnibus Stock Plan (incorporated by reference to Exhibit 10(c) to the Registrant's Form 10-K for the fiscal year ended December 31, 1997 as filed with the Commission on March 27, 1998)

10(d)          Triangle Bank Deferred Compensation Plan for Outside Directors
                     (incorporated by reference to Exhibit 10(c) to the Registrant's Form 10-K for the fiscal year ended December 31, 1993 as filed with the Commission on March 31, 1994)

10(e) Triangle Bancorp, Inc. 1997 Deferred Compensation Plan for Outside Directors (incorporated by reference from Exhibit 10(e) to the Registrant's Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission on March 27, 1998)

10(f)          Employment Agreement between Triangle Bank and Michael S.
                     Patterson (incorporated by reference to Exhibit 10(a) to Registrant's Form 10-K for the fiscal year ended December 31, 1993 filed with the Commission on March 31,
                     1994)

10(g)          Deferred Compensation Agreement between Triangle Bank and
                     Michael S. Patterson (incorporated by reference from
                     Exhibit 10(g) of Registrant's Registration Statement on Form S-4 (Registration No. 33-86226))

10(h)          Deferred Compensation Agreement between Triangle Bank and
                     Debra L. Lee (incorporated by reference from Exhibit 10(i) of Registrant's Registration Statement on Form S-4 (Registration No. 33-86226))

10(i)          Split Dollar Insurance Agreement and Deferred Compensation
                     Agreement between Triangle Bancorp, Inc. and Michael S. Patterson (incorporated by reference to Exhibit 10(n) to the Registrant's Form 10-K for the fiscal year ended December 31, 1995 as filed with the Commission on March 31, 1996)

10(j)          Change of Control Agreement dated December 18, 1996 between
                     Triangle Bank and Steven R. Ogburn (incorporated by reference from Exhibit

                     10(l) of Registrant's Form 10-K for the fiscal year ended December 31, 1997, as filed with the Commission on March 27, 1998)

10(k)          Change of Control Agreement dated December 18, 1996 between
                     Triangle Bank and Debra L. Lee (incorporated by reference from Exhibit 10(m) of Registrant's Form 10-K for the fiscal year ended December 31, 1997, as filed with the Commission on March 27, 1998)

10(l)          Employment Agreement between Triangle Bancorp, Inc. and Billy
                     N. Quick, Sr. (incorporated by reference from Exhibit 10(n) of Registrant's Form 10-K for the fiscal year ended December 31, 1997, as filed with the Commission on March 27, 1998)

10(m) Change of Control Agreement among Triangle Bancorp, Inc., Triangle Bank and Edward O. Wessell (incorporated by reference from Exhibit 10(o) of Registrant's Form 10-K for the fiscal year ended December 31, 1997, as filed with the Commission on March 27, 1998)

10(n)          Supplemental Employee Retirement Plan dated January 1, 1998 between Triangle Bank and Michael S. Patterson (incorporated by reference from Exhibit 10(p) of Registrant's Form 10-K for the fiscal year ended December 31, 1997, as filed with the Commission on March 27, 1998)

10(o)          Form of Supplemental Employee Retirement Plan dated January 1,
                     1998 between Triangle Bank and each of Debra L. Lee, Steven R. Ogburn and Edward O. Wessell (incorporated by reference from Exhibit 10(q) of Registrant's Form 10-K for the fiscal year ended December 31, 1997, as filed with the Commission on March 27, 1998)

10(p)*         Change of Control Agreement among Triangle Bancorp, Inc.,
                     Triangle Bank and Robert E. Branch

13(a)* United Federal Annual Report on Form 10-K for fiscal year ended December 31, 1997

13(b)*         United Federal Quarterly Report on Form 10-Q for quarter ended
                     March 31, 1998

13(c)*         United Federal Current Report on Form 8-K dated March 4, 1998

23(a)*         Consent of Alexander M. Donaldson, Esq. (contained in Exhibit
                     5)

23(b)*         Consent of PricewaterhouseCoopers LLP

23(c)*         Consent of McGladrey & Pullen LLP

23(d)          Consent of The Carson Medlin Company

23(e)*         Consent of PricewaterhouseCoopers LLP regarding tax opinion
                     (contained in Exhibit 8)

24*            Power of Attorney

99             Form of proxy to be used in connection with the reconvened
                     Special Meeting of Shareholders of United Federal Savings Bank

*  Previously filed.

(b)                  Financial Statement Schedules

                     All financial statement schedules are omitted as substantially all required information is contained in the Registrant's consolidated financial statements which are incorporated herein by reference or is not applicable.

                                  SIGNATURES

      Pursuant to the requirement of the Securities Act of 1933, the registrant has duly caused this post-effective amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on September 1, 1998.

                                             TRIANGLE BANCORP, INC.


                                             By:     /s/ Michael S. Patterson
                                                     ------------------------
                                                     Michael S. Patterson
                                                     President and Chief
                                                     Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



         Signature                      Title                          Date



/s/     Michael S. Patterson   President, Chief Executive        September 1, 1998
----------------------------   Officer, Chairman and Director
Michael S. Patterson           (Principal Executive Officer


/s/   Debra L. Lee            Executive Vice President and
----------------------------  Chief Financial Officer
       Debra L. Lee           (Principal Financial Officer)      September 1, 1998


/s/ Lisa F. Campbell          Senior Vice President
----------------------------  (Principal Accounting Officer)     September 1, 1998
    Lisa F. Campbell


/s/ Carole S. Anders*                  Director                  September 1, 1998
-----------------------------
     Carole S. Anders



/s/  Charles S.  Ashford, Jr.*         Director                  September 1, 1998
------------------------------
  Charles H. Ashford, Jr.

                                       Director
------------------------------
    Cy N. Bahakel


------------------------------         Director
      Edwin B. Borden


/s/  Robert E. Bryan, Jr.*             Director                  September 1, 1998
-----------------------------
   Robert E. Bryan, Jr.


/s/  David T. Clancy*                  Director                  September 1, 1998
------------------------------
      David T. Clancy


/s/ N. Leo Daughtry*                   Director                  September 1, 1998
------------------------------
      N. Leo Daughtry


                                       Director
------------------------------
     Syd W. Dunn, Jr.


/s/ Willie S. Edwards*                 Director                  September 1, 1998
------------------------------
    Willie S. Edwards


/s/ James P. Godwin, Sr.*              Director                  September 1, 1998
------------------------------
   James P. Godwin, Sr.


/s/ Robert L. Guthrie*                 Director                  September 1, 1998
------------------------------
     Robert L. Guthrie


/s/ B.W. Harris, III*                  Director                  September 1, 1998
------------------------------
     B. W. Harris, III

/s/ John B. Harris*                    Director                  September 1, 1998
------------------------------
      John B. Harris

/s/ George W. Holt*                    Director                  September 1, 1998
------------------------------
      George W. Holt


/s/ Earl Johnson, Jr.*                 Director                  September 1, 1998
------------------------------
     Earl Johnson, Jr.


/s/ Michael A. Maxwell*                Director                  September 1, 1998
------------------------------
    Michael A. Maxwell



/s/ Wendell H. Murphy*                 Director                  September 1, 1998
------------------------------
     Wendell H. Murphy


/s/ Patrick H. Pope*                   Director                  September 1, 1998
------------------------------
      Patrick H. Pope


/s/ William R. Pope*                   Director                  September 1, 1998
------------------------------
      William R. Pope


/s/ Edythe M. Poyner*                  Director                  September 1, 1998
------------------------------
     Edythe M. Poyner



/s/ Billy N. Quick, Sr.*               Director                  September 1, 1998
------------------------------
    Billy N. Quick, Sr.


/s/ J. Dal Snipes*                     Director                  September 1, 1998
------------------------------
    J. Dal Snipes


/s/ Charles J. Stewart*                Director                  September 1, 1998
------------------------------
    Charles J. Stewart


/s/ N. Johnson Tilghman*               Director                  September 1, 1998
------------------------------
    N. Johnson Tilghman



/s/ Sydnor M. White, Jr.*              Director                  September 1, 1998
------------------------------
   Sydnor M. White, Jr.


/s/ J. Blount Williams*                Director                  September 1, 1998
------------------------------
    J. Blount Williams



* By: /s/ Michael S. Patterson
------------------------------
      Michael S. Patterson,
      Attorney-in-fact